SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BlackRock Municipal Credit Alpha Portfolio, Inc.

(Name of Subject Company (Issuer))

BlackRock Municipal Credit Alpha Portfolio, Inc.

(Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

Institutional Shares – 09262J102

Class A Shares – 09262J300

Class U Shares – 09262J409

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Municipal Credit Alpha Portfolio, Inc.

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. Elliot J. Gluck, Esq.	Janey Ahn, Esq. BlackRock Advisors, LLC
Willkie Farr & Gallagher LLP	50 Hudson Yards
787 Seventh Avenue	New York, New York 10001
New York, New York 10019

August 20, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by BlackRock Municipal Credit Alpha Portfolio, Inc. (formerly, BlackRock Municipal Income Fund, Inc.), a Maryland corporation (the “Fund”), to purchase up to 50% of its issued and outstanding shares of common stock, par value $0.10 per share (including Institutional Shares, Class A Shares and Class U Shares, the “Shares”), in exchange for cash at the net asset value (“NAV”) of the applicable class of Shares (the “Purchase Price”) determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the day the offer expires (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal which are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the issuer is BlackRock Municipal Credit Alpha Portfolio, Inc., a diversified closed-end management investment company, organized as a Maryland corporation (the “Fund”), which operates as an “interval fund.” The principal executive offices of the Fund are located at 100 Bellevue Parkway, Wilmington, Delaware 19809. The telephone number of the Fund is (800) 882-0052.

(b) The title of the securities being sought are Institutional, Class and Class U shares of common stock, par value $0.10 per share. As of August 13, 2025, there were 22,246,250 Institutional Shares, 38,314 Class A Shares and 320,473 Class U Shares issued and outstanding (rounded to the nearest whole Share).

(c) There is no established trading market for the Shares.

Item 3.	Identity and Background of Filing Person

(a) The Fund is the filing person. BlackRock Advisors, LLC acts as the investment adviser for the Fund (the “Investment Advisor”). The Investment Advisor, located at 50 Hudson Yards, New York, New York, 10001, is a wholly owned subsidiary of BlackRock, Inc. The members of the Fund’s Board of Directors are Cynthia L. Egan, Lorenzo A. Flores, Stayce D. Harris, J. Phillip Holloman, R. Glenn Hubbard, W. Carl Kester, Catherine A. Lynch, Arthur P. Steinmetz, Robert Fairbairn and John M. Perlowski (each, a “Director”). The principal executive officer and principal financial and accounting officer of the Fund are John M. Perlowski and Trent Walker, respectively. The Directors and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above. The information set forth in the Offer to Purchase under “Certain Information about the Fund” is incorporated herein by reference.

(b)-(c) Not applicable.

Item 4.	Terms of the Transaction

(a)(1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”

•	“Price; Number of Shares”

•	“Purpose of the Offer”

•	“Plans or Proposals of the Fund”

•	“Certain Conditions of the Offer”

•	“Procedures for Tendering Shares for Purchase”

•	“Withdrawal Rights”

•	“Payment for Shares”

•	“Source and Amount of Consideration”

•	“Effects of the Offer; Consequences of Participation”

•	“Interests of Directors and Officers; Transactions and Arrangement Concerning the Shares”

•	“Certain Information about the Fund”

•	“Certain U.S. Federal Income Tax Consequences”

•	“Amendments; Extensions of Repurchase Period; Termination”

•	“Fees and Expenses”

(a)(2) Not applicable.

(b) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)-(d) Not applicable.

(e) The information set forth in the Offer to Purchase under “Purpose of the Offer,” “Plans or Proposals of the Fund,” “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” and “Certain Information about the Fund” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Fund” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Purpose of the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Fund” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Considerations

(a) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company

(a) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase. The information set forth in the Offer to Purchase under “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements

(a) The audited annual financial statements of the Fund dated July 31, 2024 and the schedule of investments of the Fund dated July 31, 2024, both filed with the SEC on EDGAR on Form N-CSR on October 3, 2024, are incorporated by reference. The Fund will prepare and transmit to shareholders the audited annual financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act of 1940.

(b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in the Offer to Purchase under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated by reference in its entirety.

Item 12(a).	Exhibits

(a)(1)(i)	Offer to Purchase, dated August 20, 2025, is filed herewith.

(a)(1)(ii)	Form of Letter of Transmittal is filed herewith.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Prospectus Supplement dated August 20, 2025, is filed herewith.

(b)	None.

(d)(1)	Form of Automatic Dividend Reinvestment Plan is incorporated by reference to Exhibit (e) to Form N-2 of the Fund’s Registration Statement (File No. 333-282684), as filed with the Commission on March 21, 2025

(d)(2)	Form of Amended and Restated Investment Management Agreement between Registrant and BlackRock Advisors, LLC is incorporated by reference to Exhibit (g)(1) to Form N-2 off the Fund’s Registration Statement (File No. 333-282684), as filed with the Commission on March 24, 2025

(d)(3)	Form of BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan is incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of BlackRock Credit Strategies Fund (File No. 333-227456), as filed with the Commission on January 16, 2019 https://www.sec.gov/Archives/edgar/data/1752019/000119312519010696/d625057dex99i.htm

(d)(4)	Standstill Agreement among the Fund, Karpus Management, Inc. and BlackRock Advisors, LLC, dated May 3, 2024 is incorporated by referenced to Exhibit 99.1 to Schedule 13D/A for Registrant (File No. 005-84460), as filed with the Commission on May 7, 2024.

(g)	None.

(h)	None.

Item 12(b).	Filing Fees

Filing Fee Exhibit

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Municipal Credit Alpha Portfolio, Inc.

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: August 20, 2025

Exhibit Index

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated August 20, 2025

(a)(1)(ii)	Form of Letter of Transmittal

(a)(5)	Prospectus Supplement dated August 20, 2025

Filing Fee Exhibit